YONGYE INTERNATIONAL, INC.
6 th Floor, Suite 608 Xue Yuan International Tower,
No. 1 Zhichun Road, Haidian District,
Beijing, PRC
(8610) 8232-8866

VIA EDGAR

August 13, 2009

Amanda Ravitz
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Yongye International, Inc.
Registration Statement on Form S-1
Filed June 11, 2009
File No. 333-159892

Dear Ms. Ravitz:

Yongye International, Inc. (f/k/a Yongye Biotechnology International, Inc.), a Nevada corporation (the “Company”), hereby provides responses to comments issued on July 8, 2009 regarding our Registration Statement on Form S-1 (the “Staff’s Letter”). Contemporaneous with this submission we are filing a complete copy of an amended Registration Statement on Form S-1 (the “Amended S-1”) through the Commission’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) reflecting our below responses.

By Federal Express, we are furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of the Amended S-1.

In order to facilitate your review of the Amended S-1, we have responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of Amended S-1.

SEC
August 13, 2009

Our responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

General

1.     We note your recent merger agreement resulting in your name change to Yongye International, Inc. as disclosed in your recent 8-K filing on June 23, 2009. Please revise your S-1 to incorporate this new information.

COMPANY RESPONSE:  In response to the Staff’s comment, please see the additional disclosures on the cover page and throughout the Amended S-1.

2.     Revise throughout to define or eliminate industry jargon and technical terminology that may not be understood by an average investor. Examples include “feedstock,” “bioactive,” “antibiotic type properties,” “Shengmingsu plant line,” “large field crop growers,” “economic crops,” “drought resistant,” “third tier city,” “humic substance,” “cation” and “chelate.”

COMPANY RESPONSE:  In response to the Staff’s comment, please see the additional relevant disclosures on pages 15 through 41.

3.     Please consider adding disclosure of key operating statistics, and any other operating statistics that you believe would be useful to investors, which may include tons processed, production capacity, capacity utilization, tons sold and average price per ton or any other statistics that would better enable investors to understand your business to your disclosure so that investors can observe and analyze such data since you began operations.

COMPANY RESPONSE:  In response to the Staff’s comment, please see the additional relevant disclosures on pages 15 through 41.

4.     Please include in the amended filing the information regarding the change in your accountant as required by Item 11(i) of Form S-1.

COMPANY RESPONSE:  We respectfully submit that the disclosures required pursuant to Item 304 were fully disclosed in the Current Report of Form 8-K/A of the Company filed with the SEC on May 28, 2009.  Pursuant to Instruction 1 to Item 304, no further disclosure is required since the information has been “previously reported” as that term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

5.     Please include in the amended filing the schedules required by Rule 5-04 of Regulation S-X.

COMPANY RESPONSE: Schedule II Valuation and Qualifying Accounts is omitted because the information is included in the financial statements and notes and the other financial statement schedules described in Rule 5-04 of Regulation S-X are inapplicable to our business.

6.     The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X.

COMPANY RESPONSE:  We will observe the updating requirement of Rule 3-12 of Regulation S-X as necessary.

SEC
August 13, 2009

7.     Provide a currently dated consent from the independent public accountant in each amendment.

COMPANY RESPONSE:  A current consent from each of the independent accountants has been included as an exhibit to the Amended S-1.

Registration Statement Cover Page

8.     Revise footnote (1) so that it tracks the language of Rule 416. In this connection, the warrant agreement appears to contain adjustment provisions for which Rule 416 is not available, such as those based upon issuances below the current exercise price.

COMPANY RESPONSE:  In response to the Staff’s comment, please see the revised footnote (1) on the cover page.  We respectfully note that the number of shares of Common Stock issuable upon exercise of the warrants will not fluctuate based on a possible decrease in the exercise price of any warrant, and Rule 416 should therefore continue to be available notwithstanding the existence of the “hard ratchet” provision.

Prospectus Cover Page

9.     Clarify in the first paragraph if true that you are only offering common shares under this registration statement, not warrants. If you intend to offer warrants, please revise throughout to reflect this. Please also limit your use of defined terms on the cover page.

COMPANY RESPONSE:  In response to the Staff’s comment, we revised the language on the prospectus cover page to clarify that the “shares of Common Stock underlying” the warrants are being offered.

10.     Disclose, if true, that the shares will be offered at market prices. Refer to Item 501(b)(3) of Regulation S-K.

COMPANY RESPONSE:  In response to the Staff’s comment, we have added disclosure on the cover page of the prospectus.

Summary, page 2

11.     Explain briefly in the forepart of your summary what fulvic acid is, how it is used and how you derive revenues from it. Also, consider adding your present organization chart to the summary. This will provide context for the subsequent disclosure.

COMPANY RESPONSE:  In response to the Staff’s comment, please see the additional disclosures on pages 1, 15 and 29.

Recent Developments, page 2

12.     Specify here, and in Part II, the exemption from registration you are relying upon in the case of each offering. Your current general reference to 4(2), Regulation D and Regulation S does not provide sufficient information to determine which exemption applies to which offering. Please note in this regard that although you may rely on Regulation S to exempt sales to individual purchasers, other than Regulation S sales, each offering may rely on only a single exemption, not several. Revise also in Part II to specify the facts you are relying upon to support your claim of exemption and ensure that you have included all sales in the past 3 years. For example, the share exchange with Fullmax from April 2008 has not been included.

COMPANY RESPONSE:  In response to the Staff’s comment, please note the revised disclosures on pages 2 and II-1.

SEC
August 13, 2009

Note Regarding Forward-Looking Statements, page 2

13.     We note your disclosure on page 13 that you are a penny stock issuer. The safe harbors of Section 27A of the Securities Act and Section 21E of the Exchange Act are not available to penny stock issuers. Please revise as appropriate.

COMPANY RESPONSE:  We respectfully submit that pursuant to Rule 3a51-1(g)(1) our Common Stock is no longer “penny stock”.  As such, we have deleted the penny stock risk factor.

14.     In footnote 1, you state that Roth Capital Partners, LLC exercised warrants granted during the April and September offerings in exchange for 564,978 shares. This figure, however, is different from the figure on page F-9 in the notes to your financial statements, which states that pursuant to a cashless exercise of their placement agent warrants, Roth Capital, LLC received 686,878 shares of your common stock. Please revise your filing to reconcile the apparent inconsistency.

COMPANY RESPONSE:  In response to the Staff’s comment, please see the revised footnote (1) on page 4.

Risk Factors, page 4

15.     Delete or revise the third sentence in the introductory paragraph to clarify that you have disclosed all known material risks.

COMPANY RESPONSE:  In response to the Staff’s comment, we have deleted the third sentence in the introductory paragraph on page 5.

16.     Include a risk factor discussing how issues with the Chinese agricultural industry in general may impact your business.

COMPANY RESPONSE:  In response to the Staff’s comment, we have added disclosure on page 13.

SEC
August 13, 2009

17.     If true, include disclosure indicating that your product claims are not scientifically proven and discuss the attendant risks for your future business.

COMPANY RESPONSE:  The claims made in the Amended S-1 are scientifically supported.  Clarifying disclosure in this regard has been added to page 29.

18.     Include a risk factor discussing management of your recent dramatic growth.

COMPANY RESPONSE:  In response to the Staff’s comment, we included a risk factor discussing management of our recent dramatic growth on page 5.

The CJV is still in the process of transitioning its business operations from our predecessor company, page 4

19.     Please update the first paragraph and throughout the filing, where applicable, to note the status of progress of the transfers of title of land, licenses and intellectual property from Inner Mongolia Yongye to your operating company, Yongye Nongfeng Biotechnology.

COMPANY RESPONSE:  In response to the Staff’s comment, we have added disclosure on pages 5 and 33.

If we cannot renew our fertilizer registration certificate 5

20.     Please revise to make clear why you expect to be issued a five-year fertilization registration certificate by the PRC Ministry of Agriculture when you have historically been issued one-year certificates.

COMPANY RESPONSE:  In response to the Staff’s comment, we have added disclosure on page 6.

We may not be guaranteed of a continuance to receive the preferential tax treatment we currently enjoy, page 9

21.     State if true that the preferential tax treatment will only last until 2010. Also, quantify the amount of tax you would have had to pay with the regular tax rate, versus what you did pay, for 2008.

COMPANY RESPONSE:  In response to the Staff’s comment, we have added disclosure on page 10.

SEC
August 13, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

22.     Revise significantly here and in the Business section and throughout to (1) remove quotations from unverified sources or identify the source, (2) provide a source or other substantiation for all statistical data, (3) substantiate claims about the plans or expectations of the Chinese government, and (4) remove marketing language and unproven claims about your product, unless you clearly identify those as management’s belief.

COMPANY RESPONSE:  In response to the Staff’s comment, we have added disclosure as necessary on pages 15 through 41.

23.     In addition, for all industry information, if your source is not generally publicly available for a nominal price, please identify the source and provide an expert consent. See Rule 436 of Regulation C.

COMPANY RESPONSE:  In response to the Staff’s comment, we have added disclosure on page 29 to describe the certification granted to us by the Inner Mongolia Autonomous Region Scientific and Technology Bureau (the “Bureau”), which supports certain of the claims we make regarding our products.  The Bureau has consented to the use of their report by us and the report containing their consent has been filed as an Exhibit to the Amended S-1. To the extent the Staff believes that such consent is inadequate for the purposes of Rule 436, we intend to file an application under Rule 437 to dispense with such consent, as the Bureau has indicated that it believes the existing consent comprehends the use of their name in the Amended S-1 and we believe it is unlikely we will be able to obtain any further written documents from the Bureau in this regard.

24.     Please revise your disclosure to discuss and analyze the significant increase in the balance of inventory, including why the balance increased, whether you expect to maintain a similar balance in the future, and the months’ supply that you believe the balance represents.

COMPANY RESPONSE:  In response to the Staff’s comment, we have added disclosure on page 26.

Three months ended March 31, 2009, page 19

25.     Since the increase in your results of operations appears to be due primarily to expansion of the distribution network, please discuss in greater detail your distribution network. Explain how you develop and maintain the independently owned, branded store network that sells your plant products. Explain the difference between the non-branded stores selling your products and the branded stores selling your products. Explain how a non-branded store is converted into a branded store, In addition, tell us if you collect any fees from stores that are converted into branded stores.

COMPANY RESPONSE:  In response to the Staff’s comment, we have added disclosure on page 19.

26.     Please revise to discuss and analyze cost of sales separately, similar to your fiscal year end discussion of cost of sales as noted on page 25.

COMPANY RESPONSE:  In response to the Staff’s comment, we have added disclosure on page 19.

SEC
August 13, 2009

Income tax, page 20

27.     Please discuss the reason you were subject to PRC enterprise income tax at a rate of 25% of net income from January 4, 2008 to March 31, 2008 but gross revenue tax of 1.25% since April 1, 2008.

COMPANY RESPONSE:  In response to the Staff’s comment, we have added disclosure on pages 20 and 25.

Liquidity and Capital Resources, page 20

28.     Please enhance your disclosure by providing a discussion and analysis of the material factors that impact the comparability of operating, investing, and financing cash flows between comparative periods. For operating cash flows, note that references to line items (or changes therein) in the statements of cash flows, as in your present disclosure, do not provide a sufficient basis for an investor to analyze the impact on cash. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.govirulestinterp/33-8350.htm for guidance.

COMPANY RESPONSE:  In response to the Staff’s comment, we have added disclosure on pages 21 and 26.

29.     In addition, it appears that net cash used in operating activities increased in the period ended March 31, 2009 instead of decreased as your discussion on page 21 indicates. Please revise accordingly.

COMPANY RESPONSE:  In response to the Staff’s comment, we have revised the disclosure on page 21.

The Financial Crisis, page 20

30.     Please explain how China’s stunted economic growth is a “blessing in disguise” and how this specifically relates to your company and its shareholders. Further address why inhibited economic growth would be a positive factor for your shareholders as this statement suggests. Alternatively, delete this statement.

COMPANY RESPONSE:  In response to the Staff’s comment, we have revised the disclosure on page 20.

Fiscal ear ended December 31. 2008, page 23

31.     Please revise to discuss the meaningfulness or limitations of a comparison of the results of operations of the company and its predecessor.

COMPANY RESPONSE:  In response to the Staff’s comment, please see the additional disclosure on page 22.

SEC
August 13, 2009

Net Sales, page 24

32.     We note your disclosure that the overall increase in gross profit margin is primarily due to your fixed rate contract for finished goods as opposed to the predecessor company’s model of buying raw materials and producing goods, which put them at risk of fluctuation of raw material prices. Please enhance your disclosure by providing a discussion of anticipated profit margins once the manufacturing process from procurement of raw materials to final production is transitioned to you, since it appears that after the transition you will be at risk of fluctuation of raw material prices.

COMPANY RESPONSE:  In response to the Staff’s comment, we have revised the disclosure on Page 23.

33.     Please revise your disclosure to discuss whether you believe the gross profit margins achieved in fiscal 2008 and the first quarter of fiscal 2009 are sustainable or not and the reasons for your belief.

COMPANY RESPONSE:  In response to the Staff’s comment, we have added disclosure on page 19.

34.     Please discuss why Yongye Nongfeng did not pay VAT for the plant products sold and whether you believe that this trend will continue.

COMPANY RESPONSE:  In response to the Staff’s comment, we have added disclosure on page 24.

Selling General & Administrative Expenses, page 26

35.     Please revise to quantify all material factors to which variances are attributed. For example, you state that SG&A increased due to increased sales activity in a number of provinces, increased staffing at the administrative level, executive salaries, advertising activities and an increase in allowance for doubtful accounts, but you do not quantify any of these factors.

COMPANY RESPONSE:  In response to the Staff’s comment, we have revised the disclosure on page 25.

Enterprise Income Tax, page 26

36.     We note your disclosure that since the predecessor is located in the economic development area in Inner Mongolia Autonomous Region, the predecessor is exempt from income tax according to the tax law in China. Please discuss if you will be exempt from income taxes also.

COMPANY RESPONSE:  In response to the Staff’s comment, we have added disclosure on page 25.

SEC
August 13, 2009

Liquidity and Capital Resources, page 27

37.     We note your disclosure that you have used the net proceeds of both the April and September offerings to build out your distribution network and increase the number of your branded stores. Please reconcile this disclosure to page 19, which appears to indicate that your distributors develop and maintain the branded store network. In addition, please tell us the amount of the proceeds that were used to build out your distribution network and increase the number of your branded stores and how it was accounted for.

COMPANY RESPONSE:  In response to the Staff’s comment, we have added disclosure on page 26.  This includes the advertising expenses which we consider the vehicle that assists us in means by which we build our distribution network – advertising activities increased in the amount of $5,093,703 over the year ended December 31, 2007.

38.     Please revise to disclose the payment terms that you generally provide to your distributors.

COMPANY RESPONSE:  In response to the Staff’s comment, we have added disclosure on page 26.

Financial Cash Flow Highlights for Fiscal Years Ended, page 27

39.     Please disclose the calculation of accounts receivable days sales outstanding and days sales in inventory.

COMPANY RESPONSE:  In response to the Staff’s comment, we have added disclosure on pages 21 and 26.

Critical Accounting Policies, page 28 Revenue recognition, page 28

40.     Please explain, and disclose in the filing, why the Company’s plant products sold in PRC are exempt from any VAT. In addition, explain in greater detail why the Company’s animal products sold in PRC are subject to a Chinese value-added tax at a rate of 4% of gross sales price in 2008 because Yongye Nongfeng is a small- scale tax payer in PRC.

COMPANY RESPONSE:  In response to the Staff’s comment, we have added disclosure on page 27.

SEC
August 13, 2009

41.     Your disclosures here do not provide investors with any of the actual material assumptions and judgments you made in arriving at significant estimates included in your financial statements, nor do they provide investors with the ability to understand how differing assumptions and judgments would impact your estimates. In December 2003, the Commission issued additional guidance on “Critical Accounting Estimates” in Financial Release No. 72 (also Release 338350). Please revise your disclosure to provide the following additional disclosures with respect to critical accounting estimates:

▪	Material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements;

▪	Provide greater insight into the quality and variability of information and address specifically why your accounting estimates bear the risk of change;

▪	Analyze, to the extent material, the factors in arriving at your estimates including the accuracy of past estimates and whether current estimates are reasonably likely to change in the future;

▪	If reasonably available, provide quantitative disclosure on specific sensitivity to change for your estimates and assumptions.

COMPANY RESPONSE:  In response to the Staff’s comment, we have added disclosure on pages 27 and 28.

Quantitative Disclosure about Market Risk, page 29

42.     Include quantitative disclosure.

COMPANY RESPONSE:  We respectfully submit that as a smaller reporting company we are not required to comply with Item 305 of Regulation S-K, and have therefore determined to make the disclosures regarding interest rate risk, credit risk and foreign exchange risk solely in qualitative format.

Business Overview, page 30

43.     Please name customers that represent 10% or more of your revenues. See Item 101(c)(1)(vii) of Regulation S-K. We note in this regard your disclosure on page F-18. Confirm if true that these are all municipalities and explain your business in a way that explains why your top customers are all municipalities.

COMPANY RESPONSE:  In response to the Staff’s comment, we have added disclosure on pages 31 and F-31.

44.     Please either substantiate the statement that “Yongye s products dramatically improve crop yields and improve the health of livestock” or disclose that this is your belief. Alternatively, please delete the statement.

COMPANY RESPONSE:  In response to the Staff’s comment, we have added disclosure on page 31.

SEC
August 13, 2009

Our Corporate History and Background, page 33

45.     It appears from the disclosures in this filing that you have no ownership rights with respect to your manufacturing contractor, Inner Mongolia Yongye. Similarly, the cooperative joint venture agreement provides for a part ownership stake by Inner Mongolia Yongye of Yongye Nonfeng Biotechnology rather than the CJV having ownership rights in Inner Mongolia Yongye. If true, please revise to explain the legal duties that Inner Mongolia Yongye is beholden to under the CJV agreement. Discuss, if applicable, whether Inner Mongolia Yongye has the right to sever ties with Yongye Nonfeng Biotechnology Co., and, if so, what rights you possess to prevent such an event from occurring. In addition, please add appropriate risk factors discussing the risks associated with your corporate structure.

COMPANY RESPONSE:  In response to the Staff’s comment, we have revised the disclosure on Page 33 of the Amended S-1. In addition, we have added a risk factor associated with its corporate structure to page 5.

46.     In the third paragraph on page 34, please disclose your total outstanding liability for the remaining land and assets related to the manufacture of fulvic acid products of Inner Mongolia Yongye.

COMPANY RESPONSE:  In response to the Staff’s comment, we have added disclosure on page 33.

Our Principal Products and Services, page 34

47.     We note various statements throughout that your product is a “proprietary fulvic acid compound,” that fulvic acid is produced naturally by the decomposition of plant material, that your proprietary technology for fulvic acid extraction creates some of the most bioactive fulvic acid in China” and that the “actual production process” for fulvic acid is your key intellectual property component. It is unclear whether your proprietary technology creates, extracts, combines or disperses fulvic acid. Please revise to clarify.

COMPANY RESPONSE:  In response to the Staff’s comment, we have added disclosure on page 33.

Product Functions and Results: Animal Line, age 35

48.     We note your statement that farmers have seen annual net profit increases from cows that use your animal product. Please substantiate the claim that your products provide such financial yields and provide us with copies of the source of this statement. Alternatively, revise to clarify that you are merely expressing your belief. To the extent that the registration statement contains unsupported assertions, please revise or provide us with appropriate documentation.

COMPANY RESPONSE:  In response to the Staff’s comment, we have added disclosure on page 34.

SEC
August 13, 2009

Directors and Executive Officers, page 43

49.     Please provide the date or dates that Zishen Wu became the CEO and Chairman of Yongye Nonfeng and Yongye Biotechnology International, Inc.

COMPANY RESPONSE:  In response to the Staff’s comment, we have revised the disclosure on page 42.

50.     Please provide disclosure regarding Sun Taoran’s business experience for the five years immediately prior to him becoming Vice Chairman.

COMPANY RESPONSE:  In response to the Staff’s comment, we have revised the disclosure on page 42.

51.     Please provide substantiation for the statement that Mr. Zhao Qiang is a “well known marketing professional,” or delete the statement.

COMPANY RESPONSE:  In response to the Staff’s comment, we have revised the disclosure on page 42.

Summary Compensation Table, page 47

52.     Please provide a brief narrative explanation of the bases for your named executive officers’ bonuses for the most recently completed fiscal year. Discuss, also, whether they were discretionary. Refer to Item 402(o) of Regulation S-K.

COMPANY RESPONSE:  In response to the Staff’s comment, please see the additional disclosure on page 46.

Director Compensation, page 47

53.     We note the disclosure that your directors can participate in your company’s incentive compensation plan. There does not, however, appear to be disclosure about the incentive compensation plan anywhere in the filing. Please, accordingly, provide specific disclosure regarding the terms of this plan. Refer to Item 407(e)(2) of Regulation S-K.

COMPANY RESPONSE:  We do not have an active incentive compensation plan at this time.  Please see the revised disclosure on page 45.

SEC
August 13, 2009

Security Ownership of Certain Beneficial Owners and Management, page 49

54.     We note a recent article, published May 13. 2009 by US Fed News, stating that Full Alliance International Ltd. held 14,410,000 shares of your stock. This is inconsistent with the disclosure in this table stating that Full Alliance owns 7,657,704 shares. Please revise to reconcile this apparent inconsistency. If the article is incorrect, please describe the article and what steps you have taken to rectify any inaccuracy.

COMPANY RESPONSE:  We believe that the writer of the article misinterpreted the Form 4 filed with the SEC for Full Alliance International Limited (“Full Alliance”) on May 12, 2009 (“Form 4”) and both incorrectly added together the securities listed in column 5 and rounded to achieve the incorrect total of 14,410,000.  Full Alliance is the beneficial owner of 7,657,704 shares of our Common Stock, as reported in the Form 4, Amendment No. 1 to the Schedule 13D for Full Alliance, as filed with the SEC on May 18, 2009, and in our registration statement on Form S-1 filed with the SEC on June 11, 2009.

55.     We note that you have provided an asterisk for the number of shares beneficially owned and percentage of ownership for each of your executives and directors as well as in aggregate. Instruction 2 to Item 403 of Regulation S-K, however, provides this option only for the percentage of ownership for each executive and director and as a group. The number of shares beneficially owned by each as well as in aggregate must still be disclosed. Please revise to include this disclosure.

COMPANY RESPONSE:  The asterisks under the number of shares column have been replaced with dashes signifying zero shares beneficially owned.

56.     Refer to footnote (3). Explain what you mean by “[t]he amount of beneficial ownership in the table above may include the September Warrants.”

COMPANY RESPONSE:  In response to the Staff’s comment, please see the revised disclosure in footnote (3) on page 49.

57.     Please tell us of the nature of any relationships between Full Alliance International Limited and Inner Mongolia Yongye Biotechnology Co. Ltd., if any. In addition, please tell us the nature of any relationships between Ms. Xingmei Zhong and Inner Mongolia Yongye Biotechnology Co. Ltd., if any.

COMPANY RESPONSE:  Neither Full Alliance nor Ms. Xingmei Zhong have any relationships with Inner Mongolia Yongye Biotechnology, except that:

Full Alliance is a 10% shareholder of the Company. Ms. Zhong is the sole director and owner of Full Alliance. By virtue of her position as sole director and owner, Ms. Zhong may be deemed to be a beneficial owner having power to direct the voting and disposition of the Company’s Common Stock held or controlled by Full Alliance.

Inner Mongolia Yongye is a 0.5% owner of the CJV. Mr. Zishen Wu controls Inner Mongolia and is the 100% owner of Inner Mongolia Yongye.

SEC
August 13, 2009

Certain Relationships and Related Transactions, page 51

58.     We note the fifth paragraph in this section with respect to the predecessor’s loan from stockholders. Please revise to include the stockholders involved, the term of the loan, and whether the loan is guaranteed by Inner Mongolia Yongye, Yongye Biotechnology International, Inc. or any of its subsidiaries.

COMPANY RESPONSE:  In response to the Staff’s comment, we have revised the disclosure on page 50.

Selling Stockholders, page 52

59.     Please disclose whether any of the selling stockholders, other than Roth Capital LLC, are broker-dealers or are affiliates of a broker-dealer. If any are either broker-dealers or affiliates of broker-dealers, please provide their names and their status as either a broker-dealer or an affiliate of one. We note in this connection your disclosure on page 58 that affiliates of Roth invested in the April 2008 private placement.

COMPANY RESPONSE:  In response to the Staff’s comment, please see the additional disclosures on pages 53 and 55.

60.     With respect to any shares currently held in escrow, please tell us which selling shareholder or shareholders intend to offer the shares and tell us how the possible anticipated transfer of these currently restricted securities will take place.

COMPANY RESPONSE:  Full Alliance has 4,000,000 shares in escrow (“Make Good Shares”) pursuant to the make good escrow agreement (“Make Good Agreement”), dated effective as of September 5, 2008, by and among the Company, the Investors (as defined therein), Full Alliance, ROTH Capital Partners, LLC and Tri-State Title & Escrow LLC.  The Make Good Shares are included in the Amended S-1 so that in the event the Make Good Shares are released to the Investors pursuant to the Make Good Agreement they may be resold pursuant to the Amended S-1.

Plan of Distribution, pale 7

61.     Please confirm to us, if true, that Roth Capital Partners, LLC received the placement agent warrants, and the underlying shares, in this registration statement as compensation for underwriting activities.

COMPANY RESPONSE:  Roth Capital Partners, LLC did not perform any underwriting activities for us, they were engaged solely as a placement agent.

SEC
August 13, 2009

Description of Securities, page 60

62.     The term VWAP has not been defined. Please revise.

COMPANY RESPONSE:  In response to the Staff’s comment, please see the revised text on page 59.

Legal Matters, page 62

63.     Please provide a consent for reference to Loeb and Loeb LLP on this page as having advised you with respect to the offering of shares and preparation of this filing.

COMPANY RESPONSE:  In response to the Staff’s comment, please see the consent referenced on page II-3 and attached as exhibit 23.4.

Report of Independent Public Accounting Firm, page F-1 and F-2

64.     We note that your operations are in the PRC but your audit reports were signed (current and prior year) by two audit firms, one based in New York and the other based in New Jersey. In this regard, please describe for us how these U.S. auditors perform the audit of the PRC operations. In your response, please tell us whether another foreign audit firm assisted in the audit. If so, please tell us the name of the other firm, whether the other firm is registered with the PCAOB, and the extent to which audit work was performed by the other firm.

COMPANY RESPONSE:

MSPC Certified Public Accountants and Advisors, P.C. (“MSPC”) has confirmed the following details regarding work for the 2008 audit:

Name:	Hours	Work performed

Reanda CPAs Co. Ltd.	115.00	Fieldwork
Qingdao Zhenqing CPAs Co., Ltd.	13.00	Inventory observation
MSPC	844.00	Overall audit work

Reanda is registered with the PCAOB, while Qingdao Zhenqing is not. All outsourced work done by both those firms was at the direction and supervision of MSPC.

Patrizio & Zhao, LLC (“P&Z”) has confirmed the following details regarding outsourced work for the 2007 audit:

Name:	Hours	Work performed

Individual CPA’s	240.00	Fieldwork
P&Z	16.00	Inventory observation
P&Z	398.00	Overall audit work

All the field work was conducted in China under the supervision of Mr. John Zhao, CPA, the Partner of Patrizio & Zhao, LLC in charge of Asian services. He spent a majority of his time on all aspects of the audit in the field in China.  The firm also hired or retained additional accounting and auditing support staff, with an emphasis on Chinese speaking nationals with accounting and technical expertise. In compliance with U.S. Generally Accepted Auditing Standards (GAAS), all of these individuals were under the direct control, direction, management and supervision of the audit Partner, in organizing, managing, conducting and performing all aspects of the independent audit engagement.

SEC
August 13, 2009

Consolidated Balance Sheets, page F-3,

65.     Please supplementally describe for us the nature of the $1.9 million in advances from customers at December 31, 2008.

COMPANY RESPONSE:  The $1,869,400 advance from customers at December 31, 2008 is a prepayment received from our distributors for their purchase of our product in 2009.

Consolidated Statements of Income, page F-4

66.     Please explain to us the determination of the number of weighted-average shares used in the computation of net income per share for fiscal 2007 for the predecessor and why you believe these net income per share figures are meaningful to financial statement users.

COMPANY RESPONSE:  In computing the weighted average number of shares for the predecessor’s 2007 fiscal year end financial statements, we used the 11,444,755 shares issued to Fullmax in the April 2008 “Share Exchange Agreement” with Yongye Biotechnology International, Inc. as the number of weighted-average shares used to compute the predecessor’s net income per share.  The predecessor company used in comparison with Yongye Biotechnology International, Inc.’s financial statements is also the predecessor of Yongye Nongfeng Biotechnology, which is a subsidiary of Fullmax, and accounted for almost 100% of its operation and assets.  Because of this, we used 11,444,755 as the weighted average number of shares for the predecessor company and believe it is a meaningful way to present this to our financial statement users.

Consolidated Statements of Cash Flows, page -7

67.     Please revise here and elsewhere, as applicable, to eliminate presentation of the “total adjustments” sub-total within net cash used in operating activities.

COMPANY RESPONSE:  In response to the Staff’s comment, we have revised the disclosure on pages F-7 and F-21.

SEC
August 13, 2009

Notes to the Consolidated Financial Statements, page F-8

Note 1: Organization and Description of Business, page F-8

Organization, page F-8

68.     By virtue of your reverse acquisition with Fullmax Pacific Limited (“Fullmax”) consummated on April 17, 2008, it would appear that the historical financial statements prior to January 1, 2008 presented should be those of Fullmax. Therefore, please supplementally provide to us the balance sheet and income statement of Fullmax as of and for the year ended December 31, 2007. In addition, explain in detail to us why you believe it is appropriate to present solely the historical financial statements prior to January 1, 2008 of Inner Mongolia Yongye Biotechnology Co. LTD. In your response, explain in detail why you believe that Inner Mongolia Yongye Biotechnology Co. LTD is the predecessor.

COMPANY RESPONSE:  We agree that ordinarily the financial statements of Fullmax would be required prior to 2008.  However, as explained in more detail below, the financial statements of Fullmax just prior to the reverse acquisition with the Company were actually the financial statements of Inner Mongolia Yongye as a result of the following:

Yongye Nongfeng Biotechnology was newly formed on January 4, 2008 to acquire the business operations of Inner Mongolia Yongye. Since Yongye Nongfeng Biotechnology had no operations of its own and acquired the operations of Inner Mongolia Yongye, it was determined that Inner Mongolia Yongye was the predecessor company of Yongye Nongfeng before January 4, 2008 as defined in Rule 405 of Regulation C.

On April 17, 2008, a reverse acquisition with a non-operating company took place between Fullmax Pacific, Ltd., a British Virgin Islands limited company (“Fullmax”) and Yongye Biotechnology International, Inc., a public shell company listed on the OTC.BB.  Prior to this reverse acquisition transaction, there was a combination of commonly controlled entities whereby Fullmax took ownership of Asia Standard Oil, Ltd., a Hong Kong limited company, which at that time, by contract, owned a 95% interest in Yongye Nongfeng, which was the operating entity in the PRC.  Both Fullmax and ASO had no other operations other than that of holding companies.

After the reverse acquisition on April 17, 2008, the consolidated financial statements of the Company were then considered the continuation of the financial statements of Yongye Nongfeng Biotechnology and, as explained above, Inner Mongolia Yongye was determined to be Yongye Nongfeng Biotechnology’s predecessor company.  Yongye Nongfeng Biotechnology accounted for 100% of the group’s operations.  Thus, we considered the financials of Fullmax as actually those of Inner Mongolia Yongye Biotechnology (Nongfeng’s predecessor) in years 2007 and 2006 due to the result of prior common control acquisitions and Yongye Nongfeng Biotechnology being considered the accounting acquirer in the series of reverse acquisitions. For the period from January 1, 2008 to April 17, 2008, the financial results of Fullmax and ASO are not material to the Company. Therefore, we presented Yongye Nongfeng Biotechnology’s historical financial statements prior to April 17, 2008.

69.     Please also tell us why you believe it is appropriate to combine the notes to the financial statements of Yongye and the predecessor.

COMPANY RESPONSE:  Please see our above response to #68.

SEC
August 13, 2009

The Predecessor Company, page F-10

70.     Please explain why Asia Standard Oil Ltd. did not fully pay the contractual registered capital into Yongye Nongfeng.

COMPANY RESPONSE:  ASO did not fully inject the contracted registered capital into Yongye Nongfeng until May 2009.  Pursuant to PRC relating to cooperative joint ventures, the parties to the CJV have until 2 years after inception of the CJV to do so and ASO was well within that requirement.

Note 2: Summary of Significant Accounting Policies

Accounts Receivable and Bad Debt Reserve, page F-11

71.     Please quantify the amount of bad debt expense that was recorded for each period presented. Also, tell us the amount of the accounts receivable balance that has been outstanding for more than 6 months but less than one year, outstanding between one year and two years, outstanding between two and three years, and outstanding for more than three years. In addition, explain the facts and circumstances surrounding any significant write-off.

COMPANY RESPONSE:  We recorded $305,338 for the year ended December 31, 2008 and the predecessor recorded $31,907 for the year ended December 31, 2007.  As of the auditor’s report on our consolidated balance sheet as of December 31, 2008 and the related consolidated statements of income and comprehensive income, changes in stockholder’s equity, and cash flows for the year then ended, $3,053,380 of accounts receivable balance has been outstanding for more than 6 months but less than one year, and no account receivable balance has been outstanding for one year or more that one year.  There was no write-off of account receivables in the year ended December 31, 2008.

72.     We note from your disclosure that you reserve 10, 20, 50, and 100 percent of accounts receivable balances that have been outstanding for between six to 12 months, one to two years, two to three years, and more than three years, respectively. Please tell us and revise to disclose what your normal credit terms are. In addition, please supplementally explain to us why these allowance percentages and corresponding periods outstanding were selected and why you believe they are appropriate.

COMPANY RESPONSE:  In response to the Staff’s comment, we have added disclosure on page F-11.

Revenue Recognition, page F-11

73.     You state that you recognize revenue from product sales when title has been transferred, which is generally at the time of customers’ receipt of product We also note from your disclosure in note 18 that five major customers accounted for 92 percent of net revenue for the year ended December 31, 2008. We note from your disclosure on page 37 that your distributor network is comprised of agents who sell your products through a chain of agents whose terminal sales point is a retail sales point and that, as of March 31, 2009, there were approximately 3,500 retail stores selling your products. In regards to your revenue recognition policy, please clarify for us and in your policy whether your customers are distributors, retailers, or otherwise. If your customers are your distributors, please describe for us the terms on which you sell your product to them, including what rights of return they have.

COMPANY RESPONSE:  In response to the Staff’s comment, we have added disclosure on page F-11.

SEC
August 13, 2009

Note 10: Long-Term Loans, page F-15

74.     Please explain in greater detail to us and in your filing the agreement of trust that the Company and individuals entered into whereby the Company is entitled to the cars and is responsible for payment on the loans. Provide us a copy of the agreement. In addition, explain why it is appropriate under generally accepted accounting principles to record the vehicles as assets on your balance sheet.

COMPANY RESPONSE:  According to the vehicle usage agreement, the vehicles are registered under the individuals’ name, but the Company reserves the ownership of the vehicles, rights of official use of the vehicles and rights to regain the title of the vehicles at the time of termination of the employment relationship with the individual. The Company takes the risk of loss, damage, penalty and other obligations related to the operation and ownership of the vehicle such as regular maintenance. The Company is also obligated to make a down payment on the vehicle at purchase and repay the bank loans on these vehicles under any default situation. The individual has no right to sell, lease, lend or pledge the vehicles to any other person. Additionally, we recorded the vehicles as assets on our balance sheet because according to the agreement of trust, we reserve ownership and the future reward and risk on the vehicles.

In addition, please see the  form of vehicle usage agreement attached to the Amended S-1 as exhibit 10.20.

Note 16: Related Party Transactions and Balances, pace F-17

75.     Please explain to us and in your filing the reason it is appropriate under generally accepted accounting principles not to recognize the lease fees associated with the land lease agreement and the building lease agreement between Yongye Nongfeng and Inner Mongolia Yongye. In addition, tell us the amount of lease fees that were not recognized.

COMPANY RESPONSE:  In the original disclosure we reported that: “The estimated value of rentals of land lease and the combination of buildings and equipment were mot materially different.  Therefore, pursuant to the agreements, both Yongye Nongfeng and the Inner Mongolia Yongye did not charge lease fees to each other.  Additionally, the rental income to be received the Company and the rental expense to be paid are not material to the Company’s 2008 results of operations and therefore have not been included.”

Additionally, for the year ended December 31, 2008, the amount of lease expenses not recognized was $55,058, and lease income not recognized was $59,278. At the time of filing our 2008 Form 10-K, we believed the amount of these fees were immaterial as well as the duration of the agreement. However, we did report the relationship between the two parties in the reciprocal lease agreements and did report the use of each other's facilities.

SEC
August 13, 2009

March 31 2009 Financial Statements, page F-19

Notes to the Consolidated Financial Statements, page F-22

Note 1: Organization and Description of Business, page F-22

Organization, page, F-22

76.     Similar to comment 19 noted above, by virtue of your reverse acquisition with Fullmax Pacific Limited (“Fullmax”) consummated on April 17, 2008, it would appear that the historical financial statements presented should be those of Fullmax. Therefore, please explain in detail to us why you believe it is appropriate to present solely the historical financial statements prior to April 17, 2008 of Yongye Nongfeng Biotechnology Co., Ltd.

COMPANY RESPONSE:  Please see our above response to #68.

Form 10-K for the Year Ended December 31, 2008 and Form 10-Q for the Quarterly Period Ended March 31, 2009

77.     Please consider the applicable comments in regard to the Form S-1 as indicated above with respect to the Form 10-K for the year ended December 31, 2008 and Form 10-Q for the quarterly period ended March 31, 2009, as appropriate.

COMPANY RESPONSE:  We have reviewed the revised information contained in the Amended S-1 and while the clarifications, additional details and specific supporting references provide better disclosure regarding our Company, we do not believe that any materially significant deficiency in the referenced Exchange Act filings exists and accordingly do not plan to file amended documents at this time.

Recent Sales of Unregistered Securities, page II-1

78.     Please provide an analysis as to whether Full Alliance is an affiliate of your company.

COMPANY RESPONSE:  There is no relationship between the sole director of Full Alliance and the management team of Yongye International, Inc., or the management team of Yongye Nongfeng Biotechnology.

SEC
August 13, 2009

Undertakings, page 11-3

79.     Include the appropriate undertakings from Item 512(a)(5) of Regulation S-K.

COMPANY RESPONSE:  In response to the Staff’s comment, the disclosure has been revised to include appropriate undertaking from Item 512(a)(5) of Regulation S-K on page II-4.

Signatures, page 11-5

80.     Your registration statement must be signed by either your controller or your principal accounting officer and your chief executive officer. Accordingly, please amend your filing to include these signatures.

COMPANY RESPONSE:  In response to the Staff’s comment, please see the revisions on page II-5.

Exhibit 5.1

81.     Refer to the assumption noted as subsection (1) in the second paragraph of this opinion. It is unclear why you have assumed the due authorization, execution and delivery by the company. Please delete this assumption.

COMPANY RESPONSE:  In response to the Staff’s comment, please see the revised legal opinion attached to the Amended S-1 as exhibit 5.1.

82.     Either revise your legal opinion to include consent to the reference to your firm in the prospectus or file a separate consent doing so in the next amendment.

COMPANY RESPONSE:  In response to the Staff’s comment, please see the revised legal opinion attached to the Amended S-1 as exhibit 5.1.

**********

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at 011-8610-8232-8866 x8880.

(Signature page follows.)

Sincerely,

/s/ Zishen Wu
Zishen Wu